SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from _______ to _______

Commission file number 000-25983- (First Manitowoc Bancorp, Inc.)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

FIRST MANITOWOC BANCORP, INC.
402 North 8th Street
P.O. Box 10
Manitowoc, Wisconsin 54221-0010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First National Bank in Manitowoc 401(k) Profit Sharing Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL BANK IN MANITOWOC
401(K) PROFIT SHARING PLAN

Thomas J. Bare
President

FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN

Manitowoc, Wisconsin

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2001 and 2000

Wipfli

CPAs & Consultants

FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

Wipfli
CPAs & Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First National Bank in Manitowoc
401(k) Profit Sharing Plan
Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

May 14, 2002
Green Bay, Wisconsin

FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$11,907	$200
Investments	10,334,188	8,868,578
Receivable - Employer contribution	284,380	65,137
Net assets available for benefits	$10,630,475	$8,933,915

See accompanying notes to financial statements.

FIRST NATIONAL BANK IN MANITOWOC
401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$60,333	$382,761
Interest and dividends	129,314	116,623
Total investment income	189,647	499,384
Contributions:		
Participant	425,091	338,840
Employer	209,324	183,776
Rollover	12,213	37,912
Total contributions	646,628	560,528
Transfers from other plans	1,171,807	0
Total additions	2,008,082	1,059,912
Deductions from net assets attributed to:		
Benefits paid to participants	261,894	755,182
Administrative expenses	49,628	46,144
Total deductions	311,522	801,326
Net additions	1,696,560	258,586
Net assets available for benefits at beginning	8,933,915	8,675,329
Net assets available for benefits at end	$10,630,475	$8,933,915

See accompanying notes to financial statements.

NOTE 1 **PLAN DESCRIPTION**

The following description of First National Bank in Manitowoc 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) retirement savings plan covering substantially all employees of First National Bank in Manitowoc (the "Bank") who have been employed for six months and are 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Eligible employees can voluntarily elect to contribute an amount between 2% and 10% of compensation as defined by the Plan, subject to certain limitations under the Internal Revenue Code. The Bank may make a matching contribution equal to a discretionary uniform percentage, to be determined by the employer, of each contributing participant's elective deferrals. The discretionary match in 2001 and 2000 was 35% of participant's tax-deferred contributions. In addition, the Bank may make a discretionary profit sharing contribution that is allocated based on a participant's compensation as a percentage of total compensation for all participants. There was a $60,543 and $65,137 profit sharing contribution in 2001 and 2000, respectively.

Participants' Accounts

Each participant's account is credited with the participant's contributions, the Bank's matching contributions and discretionary profit sharing contribution, plan earnings (based on participant's investment election and account balance), and forfeitures, if any.

Vesting

All employee contributions and employer matching contributions and related earnings are 100% vested immediately. Profit sharing contributions and related earnings become 20% vested after two years of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after six years of credited service. In addition, there is full vesting upon normal retirement at age 65, death, or disability.

NOTE 1 **PLAN DESCRIPTION** (Continued)

Expenses of the Plan

Administrative expenses charged by the plan administrator are paid out of plan assets.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the greater of 50% of their vested plan balance or $10,000, provided there is a minimum of $10,000 in their plan balance, but not more than $50,000. Loans can be made only in cases of hardship or for the purpose of purchasing a primary residence. Loan terms range from one to five years or more for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security, if the loan is for the purchase of a primary residence. The loans bear interest at a fixed rate of 1% over the prime rate, which is set at the start of the loan.

Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment.

Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

Plan Termination

The Bank intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant's account become 100% vested and will be distributed to the participant in accordance with the Plan's provisions.

Forfeitures

Nonvested benefits which are forfeited throughout the year are accumulated in a separate account. Forfeitures from terminated participants remain in the separate account for five years after their withdrawal. If a terminated participant is rehired within five years, he or she can become fully vested in the forfeiture with proper length of service. If the terminated participant does not become vested in the forfeiture within five years, the forfeited amount is reallocated to active participants.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accounting records of First National Bank in Manitowoc 401(k) Profit Sharing Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make certain estimates and assumptions that directly affect the reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

Investments are stated at fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. First Manitowoc Bancorp, Inc. common stock is valued at the latest bid price, as reported by a regional broker.

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

NOTE 3 INVESTMENTS

The following is a schedule of investments that individually represents 5% or more of the Plan's net assets at December 31:

	2001		2000	
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets
First Manitowoc Bancorp, Inc. Common Stock	$6,479,844	61.0	$4,016,250	45.0
Provident Mutual All Pro Diversified Equity Fund	740,198	7.0	1,082,853	12.1
Fidelity Advisor Growth & Income Fund	790,186	7.4	1,097,296	12.3
Provident Mutual Fixed Income Fund	912,848	8.6	987,038	11.1
Provident Mutual All Pro Value Equity Fund	548,544	5.2	684,091	7.7

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	($392,564)	($362,009)
First Manitowoc Bancorp, Inc. common stock	452,897	744,770
Totals	$60,333	$382,761

NOTE 4 TRANSACTIONS WITH PARTIES-IN-INTEREST

First National Bank in Manitowoc serves as the sponsor of the Plan. As of December 31, 2001 and 2000, First National Bank in Manitowoc is a wholly owned subsidiary of First Manitowoc Bancorp, Inc. The Plan had the following transactions with First Manitowoc Bancorp, Inc.:

	2001	2000
Purchases of stock:		
Number of shares	80,395	8,367
Value of shares on transaction dates	$2,184,668	$243,092
Sales of stock:		
Number of shares	6,472	289
Value of shares on transaction dats	$173,971	$8,811

In addition to the transactions above, 75,344 shares of First Manitowoc Bancorp, Inc. common stock were issued to the Plan as part of a stock split during 2000.

At December 31, 2001 and 2000, the Plan held 231,423 shares and 157,500 shares, respectively, of First Manitowoc Bancorp, Inc. common stock.

NOTE 5 TAX-EXEMPT STATUS OF THE PLAN

On March 12, 1993, the Internal Revenue Service declared the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

NOTE 6 PLAN MERGER

On December 31, 2001, the Bank merged First National Bank in Manitowoc Money Purchase Plan with the Plan. Activity for First National Bank in Manitowoc Money Purchase Plan prior to December 31, 2001, is excluded from this financial statement. The major provisions of the plans including eligibility requirements and vesting schedules are substantially identical.

SUPPLEMENTAL SCHEDULE

FIRST NATIONAL BANK IN MANITOWOC
401(K) PROFIT SHARING PLAN

Plan's EIN #39-0447799 Plan #002

SCHEDULE 1 - SCHEDULE H, ITEM IV(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
First Manitowoc Bancorp, Inc.*	231,423 shares - Common stock	$6,479,844
Janus Advantage Worldwide Fund	15,804.525 shares - Mutual fund	182,387
T Rowe Price Small Cap Value Fund	4,820.986 shares - Mutual fund	126,953
Dodge & Cox Balanced Fund	3,244.966 shares - Mutual fund	248,433
Provident Mutual All Pro Diversified Equity Fund	22,247.293 shares - Mutual fund	740,198
Provident Mutual All Pro Equity Growth Fund	5,055.763 shares - Mutual fund	229,010
Fidelity Advisor Growth & Income Fund	61,416.601 shares - Mutual fund	790,186
Provident Mutual Fixed Income Fund	838,359.000 shares - Mutual fund	912,848
Provident Mutual All Pro Value Equity Fund	2,517.557 shares - Mutual fund	548,544
	Total mutual funds	3,778,559
Participant loans	7.75% to 10.5% notes maturing through June 2030	75,785
	Total assets held for investment purposes	$10,334,188

*Represents a party-in-interest.

See Independent Auditor's Report.

Wipfli
CPAs & Consultants

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85749) pertaining to the First National Bank in Manitowoc 401(k) Profit Sharing Plan of our report dated May 14, 2002, with respect to the financial statements and schedules of the First National Bank in Manitowoc 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Wipfli Ullrich Bertelson LLP
Wipfli Ullrich Bertelson LLP

June 17, 2002
Green Bay, Wisconsin